Exhibit 99.1

21Vianet Group, Inc. Reports Unaudited Third quarter 2020 Financial Results

BEIJING, November 24, 2020 (GLOBE NEWSWIRE) — 21Vianet Group, Inc. (Nasdaq: VNET) (“21Vianet” or the “Company”), a leading carrier- and cloud-neutral Internet data center services provider in China, today announced its unaudited financial results for the third quarter ended September 30, 2020. The Company will hold a conference call at 8:00 P.M. on Tuesday, November 24, 2020, U.S. Eastern Time to discuss the financial results. Dial-in details are provided at the end of this release.

Third quarter 2020 Financial Highlights

•                  Net revenues increased by 27.0% to RMB1.25 billion (US$183.5 million) from RMB981.0 million in the same period of 2019.

•                  Adjusted cash gross profit (non-GAAP) increased by 32.6% to RMB526.2 million (US$77.5 million) from RMB396.7 million in the same period of 2019. Adjusted cash gross margin (non-GAAP) was 42.2%, compared to 40.4% in the same period of 2019 and 40.9% in the second quarter of 2020.

•                  Adjusted EBITDA (non-GAAP) increased by 35.2% to RMB368.5 million (US$54.3 million) from RMB272.5 million in the same period of 2019. Adjusted EBITDA margin (non-GAAP) was 29.6%, compared to 27.8% in the same period of 2019 and 26.8% in the second quarter of 2020.

Third quarter 2020 Operational Highlights

•                  Total cabinets under management net increased by 7,426 to 51,476 as of September 30, 2020, compared to 44,050 as of June 30, 2020, and 32,116 as of September 30, 2019.

•                  Retail IDC MRR1 per cabinet increased slightly to RMB9,074 in the third quarter of 2020, compared to RMB8,711 in the same period of 2019 and RMB8,953 in the second quarter of 2020.

•                  Compound utilization rate improved to 64.2% from 61.4% in the second quarter of 2020, mainly reflecting the Company’s shortened move-in period for newly delivered cabinets and ongoing refinement of its customer mix.

•                  Utilization rate for mature IDCs delivered prior to 2019 improved to 77.0% in the third quarter of 2020 from 73.6% in the second quarter of 2020.

•                  Utilization rate for newly-built and ramp-up IDCs delivered since 2019 improved to 35.9% in the third quarter of 2020, compared to 30.1% in the second quarter of 2020.

Mr. Alvin Wang, Chief Executive Officer and President of the Company, stated, “We are pleased to announce that we delivered a strong performance in the third quarter of 2020 as a result of our dual-core growth strategy, competitive IDC solutions for both retail and wholesale customers, and on-track delivery schedule. Moreover, in recognition of the IDC industry’s steady growth trajectory in China, we continued to work towards better positioning ourselves for long-term growth. Firstly, to further bolster our IDC pipeline in the surrounding areas of tier-one cities, we secured two separate IDC resources to the immediate east of Beijing, adding around 50MW in total capacity to this key area. Furthermore, we secured an additional 140MW of IT power to be used in the expansion of our Jiangsu Campus over the next three to five years. Secondly, we announced the launch of our management rotation program, which will take effect in the coming year and help us to develop more internal synergies and cross-functional expertise. Thirdly, we developed our 2021-2023 Three-Year Growth Plan to accelerate our future expansion and further optimize our dual-core growth strategy. Looking ahead, we are confident that such measures will serve to sustain our growth momentum, enhance our operations, and unlock more value throughout China’s IDC industry over the long term.”

1 Retail IDC MRR: Refers to Monthly Recurring Revenues for the retail IDC business.

Ms. Sharon Liu, Chief Financial Officer of the Company, commented, “We concluded the third quarter of 2020 with solid financial results as our revenues were within our previous guidance range and our adjusted EBITDA exceeded the high end of our guidance range. In the meantime, we also continued to improve our margins. Our strong financial growth reflects both our continuous cabinet expansion and improved utilization rates. To date, we have already delivered more than 15,000 cabinets in total since the beginning of this year. Our strong balance sheet, ability to secure cost-efficient financing sources, and endorsement from well-established investors in the IDC industry continue to showcase the strength of our financials and our preparedness to capitalize on new growth opportunities. Going forward, we remain confident in our ability to reach our development goals, continue increasing our market share, and deliver lasting value to our shareholders in turn.”

Third quarter 2020 Financial Results

NET REVENUES: Net revenues in the third quarter of 2020 increased by 27.0% to RMB1.25 billion (US$183.5 million) from RMB981.0 million in the third quarter of 2019, representing an increase of 8.9% from RMB1.14 billion in the second quarter of 2020. The increase was mainly due to the growing demand of both wholesale and retail IDC customers, driven by the long-term trend of corporate digitization across China.

GROSS PROFIT: Gross profit in the third quarter of 2020 was RMB275.1 million (US$40.5 million), representing an increase of 23.6% from RMB222.6 million in the same period of 2019 and an increase of 1.0% from RMB272.3 million in the second quarter of 2020. Gross margin in the third quarter of 2020 was 22.1%, compared to 22.7% in the same period of 2019 and 23.8% in the second quarter of 2020. The year-over-year decrease in gross margin was primarily attributable to the delivery of additional IDC capacity as well as the additional time required to ramp up the utilization rates of the newly added cabinets.

ADJUSTED CASH GROSS PROFIT, which excludes depreciation, amortization, and share-based compensation expenses, was  RMB526.2 million (US$77.5 million) in the third quarter of 2020, compared to RMB396.7 million in the same period of 2019 and RMB467.6 million in the second quarter of 2020. Adjusted cash gross margin in the third quarter of 2020 was 42.2%, compared to 40.4% in the same period of 2019 and 40.9% in the second quarter of 2020.

OPERATING EXPENSES: Total operating expenses in the third quarter of 2020 were RMB199.3 million (US$29.4 million), compared to RMB157.1 million in the same period of 2019 and RMB193.5 million in the second quarter of 2020. As a percentage of net revenues, total operating expenses in the third quarter of 2020 was 16.0%, compared to 16.0% in the same period of 2019 and 16.9% in the second quarter of 2020.

Sales and marketing expenses in the third quarter of 2020 were RMB45.8 million (US$6.7 million), representing a decrease of 12.7% from RMB52.4 million in the same period of 2019 and a decrease of 11.4% from RMB51.7 million in the second quarter of 2020. The decrease in sales and marketing expenses was primarily attributable to temporarily delayed sales and marketing activities.

Research and development expenses in the third quarter of 2020 were RMB26.1 million (US$3.8 million), representing an increase of 15.8% from RMB22.5 million in the same period of 2019 and an increase of 10.2% from RMB23.7 million in the second quarter of 2020, primarily due to the Company’s continuous investments in technology upgrades.

General and administrative expenses in the third quarter of 2020 were RMB127.5 million (US$18.8 million), representing an increase of 55.2% from RMB82.2 million in the same period of 2019 and an increase of 6.7% from RMB119.5 million in the second quarter of 2020. The increase in general and administrative expenses was primarily due to increased staff costs related to the recruitment of experienced management personnel.

ADJUSTED OPERATING EXPENSES, which exclude share-based compensation expenses, were RMB180.5 million (US$26.6 million) in the third quarter of 2020, representing an increase of 23.4% from RMB146.2 million in the same period of 2019 and a slight decrease of 1.1% from RMB182.5 million in the second quarter of 2020. As a percentage of net revenues, adjusted operating expenses in the third quarter of 2020 decreased to 14.5% from 14.9% in the same period of 2019 and from 15.9% in the second quarter of 2020.

ADJUSTED EBITDA: Adjusted EBITDA in the third quarter of 2020 was RMB368.5 million (US$54.3 million), representing an increase of 35.2% from RMB272.5 million in the same period of 2019 and an increase of 20.2% from RMB306.4 million in the second quarter of 2020. Adjusted EBITDA in the third quarter of 2020 excluded share-based compensation expenses of RMB23.1 million (US$3.4 million). Adjusted EBITDA margin was 29.6% in the third quarter of 2020, compared to 27.8% in the same period of 2019 and 26.8% in the second quarter of 2020.

NET PROFIT/LOSS: Net profit attributable to ordinary shareholders in the third quarter of 2020 was RMB97.1 million (US$14.3 million), compared to a net loss attributable to ordinary shareholders of RMB69.5 million in the same period of 2019 and a net loss attributable to ordinary shareholders of RMB2.12 billion in the second quarter of 2020.

PROFIT/LOSS PER SHARE: Basic and diluted profit per share were RMB0.11 (US$0.02) and RMB0.08 (US$0.01), respectively, in the third quarter of 2020, which represents the equivalent of RMB0.66 (US$0.12) and RMB0.48 (US$0.06), respectively, per American depositary share (“ADS”). Each ADS represents six Class A ordinary shares. Diluted profit/loss per share is calculated using net profit/loss attributable to ordinary shareholders divided by the weighted average number of diluted shares outstanding.

As of September 30, 2020, the aggregate amount of the Company’s cash and cash equivalents, restricted cash, and short-term investments were RMB5.53 billion (US$815.2 million).

Net cash generated from operating activities in the third quarter of 2020 was RMB210.0 million (US$30.9 million), compared to RMB198.6 million in the same period of 2019 and RMB161.8 million in the second quarter of 2020.

Financial Outlook

For the fourth quarter of 2020, the Company expects net revenues to be in the range of RMB1,320 million to RMB1,340 million. Adjusted EBITDA in the fourth quarter of 2020 is expected to be in the range of RMB380 million to RMB400 million.

For the full year of 2020, the Company expects net revenues to be in the range of RMB4,800 million to RMB4,820 million. Adjusted EBITDA for the full year of 2020 is expected to be in the range of RMB1,314 million to RMB1,334 million. The midpoints of the Company’s updated estimates imply an increase of 27% and 26% year over year in net revenues and adjusted EBITDA, respectively.

The forecast reflects the Company’s current and preliminary views on the market and its operational conditions, which do not factor in any of the potential future impacts caused by the COVID-19 pandemic, and are subject to change.

Three-Year Growth Plan

In order to capitalize on the forecasted market trends and augment its market position as a reliable carrier- and cloud-neutral Internet data center services provider in China, the Company has developed a new Three-Year Growth Plan, outlining its objectives from 2021 to 2023. As part of the plan, the Company has set a minimum capacity expansion target of 25,000 standard cabinets (or 180MW) per year.

The forecast reflects the Company’s current and preliminary views on the market and its operational conditions, which are subject to change.

Conference Call

The Company will hold a conference call at 8:00 P.M. on Tuesday, November 24, 2020, U.S. Eastern Time, or 9:00 A.M. on Wednesday, November 25, 2020, Beijing Time, to discuss the financial results.

In advance of the conference call, all participants must use the following link to complete the online registration process to receive a unique registrant ID and a set of participant dial-in numbers to join the conference call.

Conference ID:	5348857
Registration Link:	http://apac.directeventreg.com/registration/event/5348857

The replay will be accessible through December 2, 2020, by dialing the following numbers:

United States Toll Free:	+1-855-452-5696
International:	+61-2-8199-0299
Conference ID:	5348857

A live and archived webcast of the conference call will be available through the Company’s investor relations website at http://ir.21vianet.com.

Non-GAAP Disclosure

In evaluating its business, 21Vianet considers and uses the following non-GAAP measures defined as non-GAAP financial measures by the Securities and Exchange Commission as a supplemental measure to review and assess its operating performance: adjusted cash gross profit, adjusted cash gross margin, adjusted operating expenses, adjusted EBITDA, adjusted EBITDA margin, The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

The non-GAAP financial measures are provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the Company’s current financial performance and prospects for the future. These non-GAAP financial measures should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for, or superior to, U.S. GAAP results. In addition, the Company’s calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.7896 to US$1.00, the noon buying rate in effect on September 30, 2020, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Statement Regarding Unaudited Condensed Financial Information

The unaudited financial information set forth above is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited condensed financial information.

About 21Vianet

21Vianet Group, Inc. is a leading carrier- and cloud-neutral Internet data center services provider in China. 21Vianet provides hosting and related services, including IDC services, cloud services, and business VPN services to improve the reliability, security and speed of its customers’ Internet infrastructure. Customers may locate their servers and equipment in 21Vianet’s data centers and connect to China’s Internet backbone. 21Vianet operates in more than 20 cities throughout China, servicing a diversified and loyal base of over 6,000 hosting and related enterprise customers that span numerous industries ranging from Internet companies to government entities and blue-chip enterprises to small- to mid-sized enterprises.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “target,” “believes,” “estimates” and similar statements. Among other things, quotations from management in this announcement as well as 21Vianet’s strategic and operational plans contain forward-looking statements. 21Vianet may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about 21Vianet’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: 21Vianet’s goals and strategies; 21Vianet’s expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, 21Vianet’s services; 21Vianet’s expectations regarding keeping and strengthening its relationships with customers; 21Vianet’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where 21Vianet provides solutions and services. Further information regarding these and other risks is included in 21Vianet’s reports filed with, or furnished to, the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and 21Vianet undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contacts:

21Vianet Group, Inc.

Rene Jiang

+86 10 8456 2121

IR@21Vianet.com

Julia Jiang

+86 10 8456 2121

IR@21Vianet.com

ICR, Inc.

Xinran Rao

+1 (646) 405-4922

IR@21Vianet.com

21VIANET GROUP, INC.

CONSOLIDATED BALANCE SHEETS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of	As of
	December 31, 2019	September 30, 2020
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	1,808,483	5,204,689	766,568
Restricted cash	478,873	178,949	26,356
Accounts and notes receivable, net	657,158	883,902	130,185
Short-term investments	363,856	80,444	11,848
Prepaid expenses and other current assets	1,618,149	1,328,463	195,661
Amounts due from related parties	301,665	125,007	18,412
Total current assets	5,228,184	7,801,454	1,149,030

Non-current assets:
Property and equipment, net	5,443,565	7,184,471	1,058,158
Intangible assets, net	410,595	571,967	84,242
Land use rights, net	233,154	257,400	37,911
Operating lease right-of-use assets, net	1,221,616	1,238,443	182,403
Goodwill	989,530	994,993	146,547
Long-term investments	169,653	151,226	22,273
Amounts due from related parties	20,654	20,229	2,979
Restricted cash	69,821	70,673	10,409
Deferred tax assets	209,366	147,895	21,783
Other non-current assets	277,568	411,234	60,568
Total non-current assets	9,045,522	11,048,531	1,627,273
Total assets	14,273,706	18,849,985	2,776,303

Liabilities and Shareholders’ Equity
Current liabilities:
Short-term bank borrowings	234,500	38,500	5,670
Accounts and notes payable	303,128	332,726	49,005
Accrued expenses and other payables	978,935	1,451,722	213,816
Deferred revenue	57,625	51,993	7,658
Advances from customers	1,068,692	627,981	92,492
Income taxes payable	48,032	50,454	7,431
Amounts due to related parties	166,935	64,006	9,427
Current portion of long-term bank borrowings	32,500	44,500	6,554
Current portion of finance lease liabilities	227,115	355,084	52,298
Current portion of deferred government grant	2,595	2,074	305
Current portion of bonds payable	911,147	—	—
Current portion of operating lease liabilities	437,817	468,056	68,937
Total current liabilities	4,469,021	3,487,096	513,593

Non-current liabilities:
Long-term borrowings	79,500	485,123	71,451
Amounts due to related parties	745,899	742,611	109,375
Unrecognized tax benefits	2,443	3,873	571
Deferred tax liabilities	202,572	243,370	35,845
Non-current portion of finance lease liabilities	896,927	1,061,281	156,310
Non-current portion of deferred government grant	5,906	4,551	670
Bonds payable	2,060,708	2,024,365	298,157
Non-current portion of operating lease liabilities	579,102	558,154	82,207
Convertible promissory notes	—	2,539,118	373,972
Total non-current liabilities	4,573,057	7,662,446	1,128,558

Shareholders’ equity
Treasury stock	(349,523)	(349,523)	(51,479)
Ordinary shares	46	55	8
Additional paid-in capital	9,202,567	12,790,027	1,883,767
Accumulated other comprehensive gain	77,904	38,605	5,686
Statutory reserves	60,469	60,030	8,841
Accumulated deficit	(4,038,390)	(6,205,303)	(913,942)
Series A perpetual convertible preferred shares	—	1,044,831	153,887
Total 21Vianet Group, Inc. shareholders’ equity	4,953,073	7,378,722	1,086,768
Noncontrolling interest	278,555	321,721	47,384
Total shareholders’ equity	5,231,628	7,700,443	1,134,152
Total liabilities and shareholders’ equity	14,273,706	18,849,985	2,776,303

21VIANET GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	Three months ended				Nine months ended
	September 30, 2019	June 30, 2020	September 30, 2020		September 30, 2019	September 30, 2020
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net revenues	980,969	1,144,061	1,245,794	183,486	2,740,848	3,480,652	512,645
Cost of revenues	(758,414)	(871,729)	(970,651)	(142,961)	(2,049,270)	(2,699,066)	(397,529)
Gross profit	222,555	272,332	275,143	40,525	691,578	781,586	115,116

Operating expenses
Sales and marketing	(52,399)	(51,652)	(45,760)	(6,740)	(143,121)	(146,122)	(21,521)
Research and development	(22,518)	(23,665)	(26,078)	(3,841)	(63,872)	(70,727)	(10,417)
General and administrative	(82,156)	(119,494)	(127,546)	(18,785)	(305,293)	(372,242)	(54,825)
(Allowance) reversal for doubtful debt	(6)	1,338	111	16	(485)	(1,072)	(158)
Total operating expenses	(157,079)	(193,473)	(199,273)	(29,350)	(512,771)	(590,163)	(86,921)

Operating profit	65,476	78,859	75,870	11,175	178,807	191,423	28,195
Interest income	15,379	11,713	6,440	949	39,619	27,535	4,055
Interest expense	(96,936)	(102,742)	(96,366)	(14,193)	(257,580)	(301,366)	(44,386)
Other income	2,187	8,197	2,747	405	14,220	11,803	1,738
Other expense	(127)	(2,158)	(4,995)	(736)	(4,362)	(28,986)	(4,269)
Changes in the fair value of convertible promissory notes	—	(1,612,054)	24,939	3,673	—	(1,587,115)	(233,757)
Foreign exchange (loss) gain	(40,192)	275	114,101	16,805	(50,507)	72,629	10,697
Loss on debt extinguishment	(969)	—	—	—	(18,773)	—	—
(Loss) gain before income taxes and (loss) gain from equity method investments	(55,182)	(1,617,910)	122,736	18,078	(98,576)	(1,614,077)	(237,727)
Income tax expenses	(10,039)	(20,410)	(25,230)	(3,716)	(30,123)	(68,126)	(10,034)
(Loss) gain from equity method investments	(1,078)	(10,457)	2,265	334	(30,293)	(4,325)	(637)
Net (loss) profit	(66,299)	(1,648,777)	99,771	14,696	(158,992)	(1,686,528)	(248,398)
Net profit attributable to noncontrolling interest	(3,157)	(3,573)	(2,627)	(387)	(6,884)	(7,441)	(1,096)
Net (loss) profit attributable to 21 Vianet Group, Inc.	(69,456)	(1,652,350)	97,144	14,309	(165,876)	(1,693,969)	(249,494)
Deemed distribution to Series A perpetual convertible preferred shareholders	—	(470,643)	—	—	—	(470,643)	(69,318)
Net (loss) profit attributable to the Company’s ordinary shareholders	(69,456)	(2,122,993)	97,144	14,309	(165,876)	(2,164,612)	(318,812)

(Loss) profit per share
Basic	(0.10)	(3.21)	0.11	0.02	(0.24)	(3.17)	(0.47)
Diluted	(0.10)	(3.21)	0.08	0.01	(0.24)	(3.17)	(0.47)
Shares used in (loss) profit per share computation
Basic*	679,135,837	660,949,226	716,409,506	716,409,506	678,359,403	686,292,392.57	686,292,393
Diluted*	679,135,837	660,949,226	805,640,008	805,640,008	678,359,403	686,292,392.57	686,292,393

(Loss) profit per ADS (6 ordinary shares equal to 1 ADS)
Basic	(0.60)	(19.26)	0.66	0.12	(1.44)	(19.02)	(2.82)
Diluted	(0.60)	(19.26)	0.48	0.06	(1.44)	(19.02)	(2.82)

* Shares used in (loss) profit per share/ADS computation were computed under weighted average method.

21VIANET GROUP, INC.
RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS
(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended				Nine months ended
	September 30, 2019	June 30, 2020	September 30, 2020		September 30, 2019	September 30, 2020
	RMB	RMB	RMB	US$	RMB	RMB	US$
Gross profit	222,555	272,332	275,143	40,525	691,578	781,586	115,116
Plus: depreciation and amortization	173,712	194,651	246,747	36,342	514,235	623,954	91,898
Plus: share-based compensation expenses	464	569	4,340	639	1,397	5,369	791
Adjusted cash gross profit	396,731	467,552	526,230	77,506	1,207,210	1,410,909	207,805
Adjusted cash gross margin	40.4%	40.9%	42.2%	42.2%	44.0%	40.5%	40.5%

Operating expenses	(157,079)	(193,473)	(199,273)	(29,350)	(512,771)	(590,163)	(86,921)
Plus: share-based compensation expenses	10,833	11,005	18,768	2,764	33,930	49,401	7,276
Adjusted operating expenses	(146,246)	(182,468)	(180,505)	(26,586)	(478,841)	(540,762)	(79,645)

Operating profit	65,476	78,859	75,870	11,175	178,807	191,423	28,195
Plus: depreciation and amortization	195,729	215,981	269,478	39,690	572,563	688,066	101,341
Plus: share-based compensation expenses	11,297	11,574	23,108	3,403	35,327	54,770	8,067
Adjusted EBITDA	272,502	306,414	368,456	54,268	786,697	934,259	137,603
Adjusted EBITDA margin	27.8%	26.8%	29.6%	29.6%	28.7%	26.8%	26.8%

21VIANET GROUP, INC.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended
	September 30, 2019	June 30, 2020	September 30, 2020
	RMB	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) profit	(66,299)	(1,648,777)	99,771	14,696
Adjustments to reconcile net (loss) profit to net cash generated from operating activities:
Depreciation and amortization	195,729	215,981	269,478	39,690
Stock-based compensation expenses	11,297	11,574	23,108	3,403
Others	33,913	1,776,114	(60,721)	(8,943)
Changes in operating assets and liabilities
Accounts and notes receivable	(133,929)	(79,036)	74,342	10,949
Prepaid expenses and other current assets	(84,332)	(126,703)	438,214	64,542
Accounts and notes payable	35,444	(37,021)	(4,676)	(689)
Accrued expenses and other payables	105,076	41,951	8,016	1,181
Deferred revenue	16,138	(18,731)	(2,334)	(344)
Advances from customers	103,772	29,340	(559,680)	(82,432)
Others	(18,259)	(2,905)	(75,547)	(11,127)
Net cash generated from operating activities	198,550	161,787	209,971	30,926

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(448,614)	(478,231)	(786,554)	(115,847)
Purchases of intangible assets	(8,278)	(15,707)	(8,923)	(1,314)
(Payments for) proceeds from investments	(320,660)	68,989	(106,368)	(15,666)
Proceeds from (payments for) other investing activities	162,811	9,484	(12,626)	(1,860)
Net cash used in investing activities	(614,741)	(415,465)	(914,471)	(134,687)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of ordinary shares	—	—	2,680,706	394,825
Proceeds from bank borrowings	200,000	203,978	24,776	3,649
Repayment of bank borrowings	(44,331)	—	(200,000)	(29,457)
Payments for finance lease	(83,274)	(73,165)	(137,982)	(20,323)
Repurchase of 2020 Notes	(126,553)	—	(915,543)	(134,845)
Payment of issuance cost of 2021 Notes	(183)	—	—	—
Proceeds from issuance of convertible promissory notes	—	509,577	—	—
Proceeds from Series A perpetual convertible preferred shares	—	1,058,325	—	—
(Payments for) proceeds from other financing activities	(95,477)	107,796	(6,628)	(976)
Net cash (used in) generated from financing activities	(149,818)	1,806,511	1,445,329	212,873

Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	68,718	10,778	(108,885)	(16,037)
Net (decrease) increase in cash, cash equivalents and restricted cash	(497,291)	1,563,610	631,944	93,075
Cash, cash equivalents and restricted cash at beginning of period	3,085,400	3,258,757	4,822,367	710,258
Cash, cash equivalents and restricted cash at end of period	2,588,109	4,822,367	5,454,311	803,333